UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No. )*

RENALYTIX AI plc
(Name of Issuer)

ORDINARY SHARES (Including Ordinary Shares Underlying American Depository Shares)

(Title of Class of Securities)

75973T101 (American Depository Shares)
(CUSIP Number)

JULY 21, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75973T101 (American Depository Shares)	13G

1	NAMES OF REPORTING PERSONS
ICAHN SCHOOL OF MEDICINE AT MOUNT SINAI ("ISMMS") EIN 13-6171197

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,057,927 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
9,057,927 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,057,927 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.5% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Includes 204,501 Ordinary Shares issuable upon exercise of options vested as of November 30, 2021 ("Options"). The voting and investment authority of the Ordinary Shares is vested in those persons who from time to time are the executive officers of ISMMS.

(2)	Ownership calculation based on 72,229,786 Ordinary Shares outstanding as of September 30, 2021, as reported in Issuer's Annual Report on Form 20-F, filed October 21, 2021.

CUSIP No. 75973T101 (American Depository Shares)	13G

1	NAMES OF REPORTING PERSONS
THE MOUNT SINAI HOSPITAL ("MSH") 13-1624096

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,897,500 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,897,500 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,897,500 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.6% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
MSH is the record and beneficial owner of 948,750 American Depository Shares ("ADS"), equivalent to a total of 1,897,500 ordinary shares ("Ordinary Shares"). Each ADS represents the right to receive two Ordinary Shares of Issuer. The voting and investment authority of the ADS, and underlying Ordinary Shares, is vested in those persons who from time to time are the executive officers of MSH.

(2)	Ownership calculation based on 72,229,786 Ordinary Shares outstanding as of September 30, 2021, as reported in Issuer's Annual Report on Form 20-F, filed October 21, 2021.

CUSIP No. 75973T101 (American Depository Shares)	13G
1	NAMES OF REPORTING PERSONS
MOUNT SINAI HOSPITAL GROUP, INC. ("MSHG") 46-4242915

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	As the sole member of MSH, MSHG may be deemed to beneficially own the ADS, and Ordinary Shares underlying ADS, held by MSH. MSHG disclaims beneficial ownership of all such securities.

CUSIP No. 75973T101 (American Depository Shares)	13G
1	NAMES OF REPORTING PERSONS
MOUNT SINAI HOSPITAL SYSTEM, INC. ("MSHS") 46-4248304

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)
As the sole member of ISMMS, MSHS may be deemed to beneficially own the Ordinary Shares and Options, and Ordinary Shares underlying Options, held by ISMMS. As the sole member of MSHG, MSHS may be deemed to beneficially own the ADS, and Ordinary Shares underlying ADS, held by MSH. MSHS disclaims beneficial ownership of all such securities.

Item 1.	(a) Name of Issuer:

Renalytix AI plc

(b)	Address of Issuer's Principal Executive Offices:

Finsgate
5-7 Cranwood Street
London EC1V 9EE
United Kingdom

Item 2.	(a) Name of Persons Filing:

Collectively the following Reporting Persons are referred to as the "Joint Filers":
The Mount Sinai Hospital ("MSH")
Icahn School of Medicine at Mount Sinai ("ISMMS")
Mount Sinai Hospitals Group, Inc. ("MSHG"), sole member of MSH
Mount Sinai Hospital System ("MSHS"), sole member of each of ISMMS and MSHG

The Joint Filers may be deemed to collectively own an aggregate of 10,955,427 ordinary shares (the "Aggregate Ordinary Shares") of Issuer, including (i) Ordinary Shares owned of record by ISMMS, (ii) Ordinary Shares underlying Options beneficially owned by ISMMS, and (iii) Ordinary Shares underlying ADS owned of record by MSH. Each of MSHS and MSHG disclaims beneficial ownership of the Aggregate Ordinary Shares.

Issuer's ADSs trade on the NASDAQ Global Market and Ordinary Shares trade on AIM, a market operated by the London Stock Exchange.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each Reporting Person is:
One Gustave L. Levy Place
New York, NY 10029

(c)	Citizenship:

See Item 4 of the cover pages for citizenship or place of organization of each Reporting Person.

(d)	Title of Class of Securities:

Ordinary Shares (including Ordinary Shares underlying American Depositary Shares).

(e)	CUSIP Number:

Only the America Depository Shares have a CUSIP Number, which is 75973T101.

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-l(b)(l)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information set forth in Rows 5 through 11 on the cover page for each Reporting Person is hereby incorporated by reference into this Item 4 as set forth below:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of cover page for each Reporting Person.

Item 5.
Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Persons.

See Item 2 above.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2022

THE MOUNT SINAI HOSPITAL

By:	/s/ Stephen Harvey
Name: Stephen Harvey
Title: Chief Financial Officer

ICAHN SCHOOL OF MEDICINE AT MOUNT SINAI

By:	/s/ Stephen Harvey
Name: Stephen Harvey
Title: Chief Financial Officer

MOUNT SINAI HEALTH SYSTEM, INC.

By:	/s/ Stephen Harvey
Name: Stephen Harvey
Title: Chief Financial Officer

MOUNT SINAI HOSPITALS GROUP, INC.

By:	/s/ Stephen Harvey
Name: Stephen Harvey
Title: Chief Financial Officer

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)